Exhibit 3.3

NORCRAFT HOLDINGS, L.P.

First Amendment to

Amended and Restated Agreement of Limited Partnership

This FIRST AMENDMENT to the Amended and Restated Agreement of Limited Partnership (the “Amendment”) is made as of August 17, 2004, by and among Norcraft GP, L.L.C., a Delaware limited liability company, as General Partner (the “General Partner”), and the Limited Partners executing a counterpart hereto. Reference is hereby made to the Amended and Restated Agreement of Limited Partnership of Norcraft Holdings, L.P. (the “Partnership”), dated as of October 21, 2003 (as in effect immediately prior to the effectiveness hereof, the “Agreement”), among the General Partner and the Limited Partners party thereto.

Recitals

A. On the date hereof (the “First Distribution Date”), the Partnership is making a Distribution pursuant to Section 5.2 of the Agreement in the aggregate amount of $75,692,400.28 (the “First Distribution”), which represents an amount equal to $0.5585 per Class A Unit (the “First Distribution Per Unit Amount”) outstanding as of the First Distribution Date.

B. Pursuant to Deferred Compensation Agreements dated on and after October 21, 2003, the Partnership has agreed that certain Management Limited Partners holding Class B Units are entitled to receive Class C Units upon the occurrence of certain events and that such holders, pursuant to such Deferred Compensation Agreements, will receive an amount equal to the First Distribution Per Unit Amount at the time of the issuance of each Class C Unit pursuant to such Deferred Compensation Agreement.

C. Holdings has agreed as of the date hereof to make special payments to Management Limited Partners party to Deferred Compensation Agreements promptly after the date hereof in an amount equal to what such Management Limited Partner would have received if such Class C Units were outstanding as of the First Distribution Date (or a maximum aggregate amount of special payments of $1,488,907.01) if and only if such Management Limited Partner waives his or her right to receive such amount at the time of issuance of Class C Units.

D. Notwithstanding Sections 3.1.4, 3.2 and 5.2 of the Agreement, the General Partner and the Limited Partners party to this Amendment wish to provide that the current holders of Class D Units with certain benefits relating to the First Distribution upon their conversion of Class D Units or upon a Deemed Liquidity Event.

E. The General Partner and the SKM Limited Partners, the TCP Limited Partners and the Buller Limited Partners holding in the aggregate at least 80% of the Capital Units owned in the aggregate by such Limited Partners wish, pursuant to Section 15.1 of the Agreement, to effect these changes and such other modifications to the Agreement as are necessary to effect the intent thereof.

Agreement

NOW THEREFORE, in consideration of the mutual agreements contained herein, the General Partner and the Limited Partners party hereto agree as follows:

1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Agreement.

2. Amendments to Section 1.2.

(a) Section 1.2 of the Agreement is hereby amended by adding the following group of definitions in its appropriate alphabetical location:

“First Amendment” shall mean the First Amendment to the Agreement dated as of the First Distribution Date.

“First Distribution,” “First Distribution Date,” and “First Distribution Per Unit Amount” each has the meaning assigned to it in the Recitals to the First Amendment.

(b) Section 1.2 of the Agreement is hereby further amended by adding the following proviso at the end of the definition of “Cost” contained therein: “; provided, however, that such amount, with respect to a Class A Unit or a Class C Unit, shall be reduced by an amount equal to the aggregate amount of all distributions made with respect to such Unit pursuant to this Agreement and any special payments made with respect to such Unit, including without limitation pursuant to a Deferred Compensation Agreement.”

3. Amendment to Section 3.1.4. Section 3.1.4 of the Agreement is hereby deleted in its entirety and replaced with the following:

“3.1.4. Class D Units. Each “Class D Unit” shall represent an Interest in the Partnership, shall be designated as a Class D Unit of the Partnership, may only be issued pursuant to the Management Incentive Plan and shall be entitled to the Distributions provided for in Article V. Notwithstanding anything to the contrary in the Management Incentive Plan or in a grant certificate issued pursuant to the Management Incentive Plan with respect to a Class D Unit, each Class D Unit issued prior to the First Distribution Date shall have a conversion price (“Conversion Price”) equal to (a) the Fair Market Value of a Class A Unit at the time of issuance of such Class D Unit minus (b) the First Distribution Per Unit Amount. Each Class D Unit issued on or after the First Distribution Date shall have a Conversion Price equal to the Fair Market Value of a Class A Unit (after giving effect to the First Distribution) at the time of the issuance of such Class D Unit.”

4. Amendment to Section 5.2. Section 5.2 of the Agreement is hereby deleted in its entirety and replaced with the following:

“5.2 Distributions. Except for Tax Distributions and distributions made in connection with a liquidation of the Partnership pursuant to Section 16.3, the General Partner shall have the sole discretion to make any Distributions and any Distributions so made from and after the First Distribution Date shall be made:

5.2.1 first to the holders of Class A Units and Class C Units pro rata in proportion to the number of Class A Units and Class C Units held thereby until such time as the holders of the Class A Units outstanding as of the Closing shall have received aggregate Distributions since the First Distribution Date (excluding Tax Distributions and the First Distribution) equal to (a) $1.00 minus (b) the First Distribution Per Unit Amount, in respect of each such Class A Unit so held; and

5.2.2 thereafter, any Distributions made by the Partnership shall be made to the holders of Class A Units and Class B Units pro rata in proportion to the number of Class A Units and Class B Units held thereby; provided, however, that solely for purposes of the pro rata allocation determined by Section 9.3.5 and upon a Deemed Liquidity Event, such Distributions made by the Partnership shall be made to the holders of Class A Units, Class B Units and Vested Class D Units pro rata in proportion to the number of Class A Units, Class B Units and Vested Class D Units held thereby.”

5. Conditions to Effectiveness. This Amendment shall be effective upon the satisfaction of both of the following conditions:

(a) The General Partner, the SKM Limited Partner, the TCP Limited Partner and the Buller Limited Partner shall have executed counterpart signature pages to this Amendment.

(b) The Partnership shall have made the First Distribution to the Limited Partners in accordance with Section 5.2 of the Agreement, as in effect prior to the effectiveness of the Amendment.

6. Miscellaneous.

(a) Except as provided herein, all terms and conditions of the Agreement remain in full force and effect.

(b) This Amendment may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all parties are not signatories to the original or the same counterpart.

(c) This Amendment expresses the entire understanding of the parties with respect to the matters set forth herein and supersedes all prior discussions or negotiations hereon.

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first set forth above.

GENERAL PARTNER:

NORCRAFT GP, L.L.C.

By:	/s/ Mark Buller
Title:	Authorized Person

LIMITED PARTNERS:

SKM NORCRAFT CORP.

By:	David Kim
Title:	Vice President

TRIMARAN CABINET CORP.

By:	Jay Bloom
Title:	Vice President

BULLER NORCRAFT HOLDINGS, L.L.C.

By:	Mark Buller
Title:	Authorized Person